SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2010

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:   AVIVA BUYS OUT MINORITY INTEREST IN SEV

10th November 2010

AVIVA BUYS OUT MINORITY INTEREST IN SOCIÉTÉ D'EPARGNE VIAGÈRE

Aviva plc ("Aviva") announces today that it has exercised its option to buy out the stakes held by the minority shareholders of Société d'Epargne Viagère ("SEV"), a French life insurance company in which Aviva already has an 83.7% equity stake. SEV is the joint underwriter of AFER life insurance products in France alongside Aviva Vie, a wholly owned subsidiary of Aviva.

Aviva has purchased 16.3% of the total shares in SEV from the minority shareholders for a cash consideration of €121.5m.

Aviva has a well established partnership with AFER, the largest savings association in France, to provide its half a million members with life insurance products. In the first half of 2010 sales through Aviva's partnership with AFER increased by 39% on a local currency basis to €1,863 million compared to the same period in 2009.

Enquiries:

Analysts

Charles Barrows, investor relations director                          +44 (0)20 7662 8115
Jane Gillis, head of investor relations                                     +44 (0)20 7662 8048

Media

Andrew Reid, head of group media relations                         +44 (0)20 7662 3131

Notes to editors:

•	Aviva is the world's sixth largest* insurance group, serving 53 million customers across UK, Europe, North America and Asia Pacific.

•
Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at 31 December 2009.

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

•	For broadcast-standard video, please visit www.aviva.com/media/video/

•	Follow us on twitter: www.twitter.com/avivaplc

* based on gross worldwide premiums at 31 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 November 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary